UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Emmis Communications Corporation

(Name of Issuer)

Class A Common Shares, $.01 par value

(Title of Class of Securities)

291525103

(CUSIP Number)

Frank K. Martin, CFA

Senior Partner

Martin Capital Management, LLP

300 NIBCO Parkway, Suite 301, Elkhart, IN 46516

(574) 293-2077

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 8, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 291525103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Martin Capital Management, LLP 35-1827458
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Indiana

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 2,968,333
9. Sole Dispositive Power 0
10. Shared Dispositive Power 2,968,333

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,968,333
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 9.5%
14.	Type of Reporting Person (See Instructions) IA

This Amendment No. 4 amends and supplements the Schedule 13D originally filed by Martin Capital Management, LLP (“MCM”) on May 18, 2006, as amended on April 23, 2007, August 10, 2007 and September 14, 2007 (as amended, the “Schedule 13D”), relating to the Class A Common Stock, $0.01 par value per share (the “Common Shares”), of Emmis Communications Corporation (the “Issuer”). Except as expressly set forth herein, there have been no changes in the information set forth in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated in its entirety as follows:

The Common Shares covered by this Schedule 13D were purchased by the Covered Persons and by MCM on behalf of its investment management clients and certain employee and pro bono accounts between September 28, 2001 and June 20, 2008 for approximately $35.7 million (cost basis adjusted at $1.40 per share, as per the special dividend paid by the Issuer on November 22, 2006). The source of funds for the purchases was cash available for investment from the Covered Persons and from such clients and accounts.

Item 4.	Purpose of Transaction

Item 4 is hereby amended by adding the following paragraph:

On July 8, 2008, MCM sent a letter and graph to Ms. Susan B. Bayh, Lead Director of the Issuer, and Messrs. Richard A. Leventhal, Peter A. Lund and Lawrence B. Sorrel, Independent Directors of the Issuer, a copy of which is attached hereto and incorporated herein.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a) and (b). The information contained on the cover pages to this Schedule 13D is incorporated herein by reference. MCM is the investment manager for client accounts, which combined beneficially own an aggregate of 2,548,669 Common Shares. MCM has the power to direct the vote and disposition of the Common Shares held in these client accounts. MCM also has the power to direct the vote and disposition of an additional 281,542 Common Shares held in certain employee, pro bono and similar accounts. The Covered Persons directly beneficially own an aggregate of 138,122 Common Shares, comprised of 13,740 Common Shares held by Dennis D. Blyly, 18,520 Common Shares held by Todd B. Martin, 99,413 Common Shares held by Frank K. Martin, and 6,449 Common Shares held by Andrew P. Wilson. Accordingly, MCM may be deemed to be the beneficial owner of an aggregate amount of 2,968,333 Common Shares.

The Covered Persons, as partners of MCM, may be deemed to beneficially own the same number of Common Shares reported by MCM.

MCM disclaims beneficial ownership of the 2,968,333 Common Shares held in the accounts described above or held by the Covered Persons. The Covered Persons each disclaim beneficial ownership of the Common Shares reported above except, for each Covered Person, the respective amount reported as directly beneficially owned by such Covered Person.

(c) The reported share amounts for MCM reflect amounts as of July 8, 2008. The reporting persons effected the following transactions relating to the Common Shares in the last 60 days:

MCM purchased 1,200 Common Shares in the open market on June 19, 2008 at a price of $2.64 per share.

MCM purchased 18,800 Common Shares in the open market on June 20, 2008 at a price of $2.70 per share.

(d) Not applicable.

Item 7.	Material to Be Filed as Exhibits

Item 7 is hereby amended by adding the following:

Exhibit 4 - Correspondence from Martin Capital Management, LLP to the independent members of the Board of Directors of Emmis Communications Corporation, dated July 7, 2008

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 10, 2008

MARTIN CAPITAL MANAGEMENT, LLP

By:	/s/ Todd B. Martin
Name:	Todd B. Martin, CFA
Title:	Managing Partner

Appendix A

Covered Persons

Name of Covered Person	Principal Business Address	Principal Occupation
Dennis D. Blyly, CFA	Martin Capital Management, LLP 300 NIBCO Parkway Suite 301 Elkhart, Indiana 46516	Investment Management

Todd B. Martin, CFA	Martin Capital Management, LLP 300 NIBCO Parkway Suite 301 Elkhart, Indiana 46516	Investment Management

Frank K. Martin, CFA	Martin Capital Management, LLP 300 NIBCO Parkway Suite 301 Elkhart, Indiana 46516	Investment Management

Andrew P. Wilson, CFA	Martin Capital Management, LLP 300 NIBCO Parkway Suite 301 Elkhart, Indiana 46516	Investment Management